
July 29, 2024

Qiyu Wang
Chief Financial Officer
VNET Group, Inc.
Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road
Chaoyang District
Beijing, 100016
The People's Republic of China

> **Re: VNET Group, Inc.**
> **Form 20-F for the Year Ended December 31, 2023**
> **Filed April 26, 2024**
> **File No. 001-35126**

Dear Qiyu Wang:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology